[CBOE LETTERHEAD]

March 5, 2009

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	CBOE Holdings, Inc. (the “Registrant”)
Amendment No. 3 to Registration Statement on Form S-4
Filed November 19, 2008
File No. 333-140574

Dear Ms. Long:

In this letter, we are setting forth the response of the Registrant to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 9, 2008 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, we have repeated the Staff’s comments as set forth in the Comment Letter along with our response.

Unless the context requires otherwise, references to “we”, “us”, or “our” are intended to mean (i) prior to the consummation of the restructuring transaction described in Amendment No. 3 to the Registrant’s Registration Statement on Form S-4 (Registration Statement No. 333-140574) as filed with the Commission on November 19, 2008 (the “Registration Statement”), the business and operations of the Chicago Board Options Exchange, Incorporated (“CBOE”) and its subsidiaries, and (ii) following the restructuring transaction, the business and operations of the CBOE Holdings, Inc. and its subsidiaries, including CBOE.

Unaudited Pro Forma Financial Statements, page B-2

1.     Please tell us how you will reflect the Exercise Right Settlement Agreement in the pro forma financial statements including the $300 million cash payment to qualifying class members and the potential revolving line of credit.

CBOE Response

The CBOE views the Exercise Right Settlement Agreement (“the Agreement”) as a final resolution of claimed ownership interests of the CBOE in conjunction with the planned demutualization, and as such will account for the Agreement as an equity transaction to the extent that the payment of cash and shares does not exceed the fair value of Group A and Group B’s membership interests.  See page 47 of the Registration Statement for a summary of the Agreement.

General Background; Reasons for Equity Treatment

In order to determine the appropriate accounting, the CBOE considered the original and subsequent relationship between the parties to the litigation, the claims made during the course of the litigation, and the nature of the exchange inherent in the Agreement.  Based on these factors, the CBOE concluded that the most appropriate accounting presentation of the settlement provided for in the Agreement is as a repurchase and termination of an ownership or equity interest, albeit one that has been under dispute.  The litigation does not involve any of the more typical matters that result in a charge to earnings, such as a dispute over a commercial arrangement between a company and a non-owner third party (customer, supplier, employee, competitor, etc.), or a dispute with owners concerning misleading or inaccurate disclosures of financial statements.  The essence of the litigation has been whether or not the plaintiffs possessed the rights of a member of the CBOE as a mutual enterprise.  This became a particularly important matter as the CBOE undertook activities to complete the demutualization, as it became necessary to determine the persons that would receive stock ownership as part of that process.

Prior to describing the terms of the settlement and the expected accounting, it may be helpful to summarize the history of the relationship between the CBOE and the Board of Trade of the City of Chicago (“CBOT”) and its members, which began in the early 1970s.  As compensation for the “special contribution” of time and money that the CBOT expended in the development of the CBOE during that time, an “Exercise Right” was granted to each current and future member of the CBOT entitling him or her to become a member of the CBOE without having to acquire a separate CBOE membership, for so long as that person remained a member of the CBOT.  This right is established in Article Fifth(b) of the CBOE Certificate of Incorporation, which provides that:

In recognition of the special contributions made to the organization and development of the [CBOE] by the members of [the CBOT] … every present and future member of [the CBOT] who applies for membership in the [CBOE] and who otherwise qualifies shall, so long as he remains a member of [the CBOT], be entitled to be a member of the [CBOE] notwithstanding any such limitation on the number of members and without the necessity of acquiring such membership for consideration or value from the [CBOE], its members or elsewhere.

Over time, the CBOE was required to interpret the meaning of Article Fifth(b), in particular the term “member of [the CBOT],” in response to changes in the ownership structure of the CBOT.  On each such occasion, the CBOE and CBOT ultimately reached a mutual agreement on the particular interpretation at issue, and those interpretations are reflected in various agreements between the CBOE and CBOT that were submitted to and approved by the SEC as rule changes.  However, during 2006, a dispute arose related to the impact of the pending merger between CBOT and CME Holdings, Inc. (“CME”).  We refer you to pages 100-102 of the Registration Statement, which begins by describing the dispute as follows:

On August 23, 2006, the CBOE and its directors were sued in the Court of Chancery of the State of Delaware, by the CBOT, CBOT Holdings and two members of the CBOT who purport to represent a class of individuals (‘‘Exercise Member Claimants’’) who claim that they were, or had the right to become, members of the CBOE pursuant to the Exercise Right granted to CBOT members pursuant to paragraph (b) of Article Fifth of the CBOE’s Certificate of Incorporation.  Plaintiffs sought a judicial declaration that class members were entitled to receive the same consideration in the CBOE’s restructuring transaction as all other CBOE members, and plaintiffs also sought an injunction to bar CBOE and CBOE’s directors from issuing any stock to CBOE seat owners as part of restructuring transaction, unless class members received the same stock and other consideration as other CBOE seat owners.

On October 17, 2006 CBOT Holdings announced its intention to merge with and into CME Holdings (the ‘‘CME/CBOT Transaction’’).  In response to that announcement, the CBOE determined that the proper interpretation of Article Fifth(b) was that, upon the closing of the CME/CBOT Transaction, no one would qualify as a CBOT ‘‘member’’ for purposes of Article Fifth(b) and therefore no one would be eligible to become or remain an exercise member of the CBOE.

The nature of the dispute was over whether or not the plaintiffs possessed the right to be, or become, exercise members in the CBOE and, if they did possess such a right, whether and to what extent they were entitled to receive stock or other consideration as part of the CBOE demutualization.  As noted in the last sentence of the preceding paragraph, the CBOE’s position was that the plaintiffs were ineligible to remain, or become, exercise members of the CBOE.  However, the plaintiffs disagreed and continued to litigate that issue. Please see pages 101 and 102 of the Registration Statement for a further description of the course of the litigation.  Prior to a resolution of the litigation in state court, the parties reached the Agreement in August 2008.  Under the terms of the Agreement, the primary claims that were “completely, fully, finally, and forever compromised, settled, released, discharged, extinguished, and dismissed” were “any claims (whether or not asserted) in any way related to: (i) Article Fifth(b) of CBOE’s Certificate of Incorporation, the “Exercise Right” created by Article Fifth(b) and any interpretation of Article Fifth(b), [and] (ii) Sections 2.1 and 2.5 of CBOE’s Constitution and CBOE Rules 3.16 and 3.19.”

From an accounting standpoint, it is generally accepted that a mutual enterprise has equity, which is held by or associated with the members of the mutual.  This is consistent with the CBOE’s historical financial statements, which includes a caption in the balance sheet for “Members’ Equity — Memberships.”  Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, states the following with regard to equity (footnotes omitted):

60.  In a business enterprise, the equity is the ownership interest.  It stems from ownership rights (or the equivalent) and involves a relation between an enterprise and its owners as owners rather than as employees, suppliers, customers, lenders, or in some other nonowner role.  Since equity ranks after liabilities as a claim to or interest in the assets of the enterprise, it is a residual interest: (a) equity is the same as net assets, the difference between the enterprise’s assets and its liabilities, and (b) equity is enhanced or burdened by increases and decreases in net assets from nonowner sources as well as investments by owners and distributions to owners.

67.  Distributions to owners are decreases in equity of a particular business enterprise resulting from transferring assets, rendering services, or incurring liabilities by the enterprise to owners.  Distributions to owners decrease ownership interest (or equity) in an enterprise.

Notwithstanding the legal position taken by the CBOE during the litigation, we concluded that our accounting should be based on the final resolution of the matter.  Since each party to the litigation asserted a contrary position and there was no conclusive judicial ruling, we believe we should look to the origin of our relationship with the plaintiffs and the nature of their claim.  Since that relationship began with an undisputed membership right in the early 1970s, and the plaintiffs asserted that the membership right continues to exist and did not claim damages due to some other form of commercial relationship, we believe the best reflection of the substance of the settlement is that of a redemption of a claimed ownership interest.  Thus, the payment to persons who claimed to be Exercise Right holders should be accounted for as an equity transaction to the extent that the amount is not in excess of the fair value of the Exercise Right.

With regard to the redemption price, CBOE management looked to guidance from FASB Technical Bulletin 85-6, Accounting for a Purchase of Treasury Shares and Costs Incurred in Defending against a Takeover Attempt (“FTB 85-6”).  FTB 85-6 states that “A purchase of shares at a price significantly in excess of the current market price creates a presumption that the purchase price includes amounts attributable to items other than the shares purchased.… only the amount representing the fair value of the treasury shares at the date the major terms of the agreement to purchase the shares are reached should be accounted for as the cost of the shares acquired.  The price paid in excess of the amount accounted for as the cost of treasury shares should be attributed to the other elements of the transaction and accounted for according to their substance.”  The settlement amounts described below were determined through a lengthy negotiation process with the plaintiffs, and CBOE management believes all amounts are attributable to the full redemption of claimed owner interests to potential holders of an Exercise Right, and are representative of an approximation of fair value.  Although the demutualization has not yet occurred and hence the fair value of CBOE stock to be received by a CBOE seat owner is not yet known, the CBOE’s belief is that the amount that will be distributed pursuant to the Agreement to each plaintiff is considerably less than the anticipated fair value of the stock that each CBOE seat owner will receive.  Hence, we do not believe that any excess over fair value of the ownership interest exists in the terms of the settlement.

The CBOE also observes that the proposed accounting is consistent with prior redemptions of a portion of the Exercise Right ownership interest.  Upon an offer to purchase made by the CBOE in 2003, approximately 70 CBOT members and persons that held Exercise Right Privileges (“ERP”) agreed to sell their ERPs to the CBOE.  An ERP is a  privilege that was created in connection with CBOT’s 2005 demutualization and which had to be combined with both a CBOT membership and the requisite amount of CBOT stock to constitute an Exercise Right (see description of Group A below).  The CBOE accounted for its purchase of the ERPs in 2003 as a debit to retained earnings, consistent with our position related to the Agreement.  Please see Note 11 to the Consolidated Financial Statements on page A-21 of the Registration Statement.

The Agreement — Group A and Group B

The Agreement established two separate settlement groups (“Group A” and “Group B;” collectively “the Groups”), based on differing claimed membership interests, for purposes of determining the form and amount of payment. The reason for the distinction is that the strength of the ownership claim was stronger for certain plaintiffs than others, and as a result the redemption was structured such that greater value will be transferred to the Group A members than to the Group B members.

Members of Group A include CBOT members who held membership interests that represented all of the parts that a CBOT full member received as a part of CBOT’s demutualization.  Specifically, Group A consists of all persons who owned or possessed , on or before August 22, 2008, and who also owned from October 14, 2008 through October 31, 2008:

•      At least one CBOT B-1 membership;

•      At least one Exercise Right Privilege (“ERP”); and,

•      At least 27,338 shares of CBOT stock (or after the CME transaction, 10,251.75 shares of CME Group stock).

The Agreement stipulates that if a demutualization occurs, in total Group A will receive a distribution of CBOE Class B common stock representing 18% of CBOE’s total equity that is distributed to Group A members and CBOE seat owners.  The Class B stock will be distributed among all Group A members on a proportionate basis. Except under limited circumstances, the Class B stock will be non-voting (until such time that the CBOE completes an initial public offering or other material transaction that disposes of or converts the stock of CBOE Holdings), but otherwise will be identical in all respects to the Class A common shares issued to CBOE seat owners in the reorganization.  In total, Group A members also will receive a payment of $300 million, less the amount of cash paid in total to Group B, at the earlier of the CBOE’s demutualization or one year after final approval of the settlement by the court.  Hence, the cash payment and termination of the ownership claim is not dependent on the occurrence of the demutualization.  In arriving at the terms in the Agreement, both parties agreed that those who claimed to be CBOT “members” and potential Exercise Right holders had a claim to an amount in excess of the 18% equity pool described above, and therefore all parties agreed upon a cash payment as consideration for the remaining fair value of the membership interests.  The CBOE estimates that each Group A member will receive cash in the range of $0.2 million to $0.3 million.  As noted above, taking into account the cash to be received and the share of the 18% pool of Class B stock, the CBOE expects that a Group A member will receive considerably less value compared to the Class A stock to be received by each CBOE seat owner in the demutualization.

Group B consists of all persons who own at least one ERP on October 14, 2008, and who are not using that ERP in order to qualify for Group A.  Each Group B member will receive $250,000 cash at the earlier of the CBOE’s demutualization or one year after final approval of the Settlement by the Court.  The CBOE estimates that approximately $90 million in total will be paid to members of Group B.

Based on the facts and circumstances stated above, the settlement with both Group A and Group B will be accounted for as equity.  The CBOE considered whether the lower fair value of the consideration that the Group A and Group B members will receive relative to a CBOE seat owner in the event of a demutualization implies that the transaction does not represent the redemption of an ownership interest, since it will likely occur at an amount less than the fair value that a CBOE seat owner will receive in a demutualization.  However, we concluded that the lower amount represents the bargained fair value of the equity redemption, taking into account the dispute, and was not reflective of some other settlement purpose.  We also considered whether the lower fair value to be received by Group B compared to Group A implies that the transaction does not represent the redemption of an ownership interest, but concluded that there was no other relationship between the CBOE and the members of Group B, other than the potential ownership interest that could be obtained by the members of Group B.

We will record a $300 million liability for the cash obligation in our financial statements upon final approval of the Agreement.(1) CBOE will also record, as a credit to equity, the fair value of the contingent 18% equity pool to be issued to Group A upon the occurrence of a demutualization, with an offsetting reduction in equity related to the redemption of the Exercise Right.  To date, the CBOE has made no accounting entries relating to the settlement since the obligation to pay cash is not unconditional, nor dependent on an event certain to occur, and therefore the present ownership interest does not yet qualify as liability.

CBOE management looked to guidance from SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS 150”), paragraphs 9-10.  SFAS 150 establishes standards for how an issuer classifies and

(1)  CBOE management anticipates that the Delaware court will approve the settlement in 2009 and that the 30-day appeal period within which appeals to the Delaware Supreme court must be filed will also end in 2009 allowing CBOE to demutualize in 2009.  It is possible that an appeal of the approval order to the Delaware Supreme court will delay CBOE’s demutualization beyond 2009.

measures certain financial instruments with characteristics of both liabilities and equity.  Paragraphs 9-10 state the following:

9              A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity.  A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.

10.           A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable — and, therefore, becomes a liability — if that event occurs, the condition is resolved, or the event becomes certain to occur.

As of December 31, 2008, and even as of the date of this letter, the obligation to pay cash to redeem the ownership interest is neither unconditional nor certain to occur.  Therefore, once the conditional obligation is satisfied, the $300 million will be recorded as a liability in the financial statements.  Specifically, we considered the following points:

•      The Agreement is subject to review and approval by the Delaware court, and as of the date of this letter, the Agreement had not yet been approved.  If approved by the lower Delaware court, the Agreement is still subject to appeal at the Delaware Supreme Court.  Therefore, the outcome is conditional and subject to change and should not be recorded until this condition is removed.

•      After the Agreement becomes final and unappealable, the CBOE is obligated to use “commercially reasonable efforts” to demutualize “as soon as commercially possible” after the date that the Agreement becomes final and unappealable.  The demutualizaton is subject to the approval of our voting members, which will be sought after the Agreement is final and unappealable.  It is possible that our voting members will decide not to demutualize.  If the CBOE does not demutualize within one year after the Agreement becomes final and unappealable, the CBOE is still obligated to disburse the cash portion of the settlement.  CBOE management has determined that it would record the cash liability and reduction in retained earnings during the period in which the settlement becomes final and unappealable since the condition that needs to be satisfied prior to the disbursement of the cash would be removed.

In our financial statements for the year ended December 31, 2008, we will disclose the terms of the Agreement in the notes to our financial statements, as well as the intended accounting treatment. Please see Note 6 on page A-34 of the Registration Statement for the disclosures contained in the Condensed Consolidated Financial Statements for the period ending September 30, 2008).

Revolving Line of Credit

The CBOE obtained a $150 million revolving line of credit in December 2008, to ensure that it has adequate sources of funds and to supplement its cash resources for a variety of general corporate needs, including the Agreement.  If the CBOE does draw on this line of credit, it would record the cash received as a current liability on the books of CBOE Holdings, Inc.  Based on unaudited December 31, 2008 cash balances, the CBOE will draw approximately $30 million from the line of credit in order to satisfy the cash payment as called for in the Agreement, although the amount of cash needed from the line of credit is subject to further review.  The amount of cash expected to be drawn from the line of credit will be reflected in our Unaudited Pro Forma Consolidated Financial Statements.

Please call me at (312) 786-7462 or Richard T. Miller of Schiff Hardin LLP (312) 258-5596 if you wish to discuss our responses to the comment letter.

Sincerely,

/s/Joanne Moffic-Silver
Joanne Moffic-Silver

cc:	Dietrich King, Securities and Exchange Commission
Richard Dufour, Chicago Board Options Exchange
Alan Dean, Chicago Board Options Exchange
Richard T. Miller, Schiff Hardin LLP